May 13, 2024

Dear Fellow Shareholders,

This last year has been a great one for your Company, with EMX reaching our goal of robust positive cash flow from recurring royalty revenue sources. In 2023, EMX received a record $37.0M of adjusted revenue, up 46% from 2022. Adjusted cash flow from operations was $14.1M. This strong cash flow was a significant step forward in becoming the mid-tier royalty Company of choice for our shareholders. As a result of strong revenue streams, in 2023 we paid down $10M in debt. We expect to refinance our current $34.7M debt facility in the second half of this year. We believe a small amount of net debt is prudent and manageable, given the Company's sustainable and recurring royalty revenue.

Our flagship copper assets provided material contributions to EMX's successes over the last year. A key development was the amicable resolution of the Timok royalty rate issue with Zijin, which set the stage for game-changing, long term value creation for EMX. Timok is already a notable copper producer in Europe, and with Zijin's $3.8B mine expansion plans announced last fall, Timok has the potential to become one of the more important copper-gold block cave mine developments in the world. At the Caserones mine, located in one of Chile's prolific Andean porphyry belts, we added additional copper exposure by increasing our effective royalty to 0.8306%. We are pleased that proven international operator Lundin Mining assumed a controlling interest in Caserones during 2023 and initiated exploration and drilling programs to realize upside discovery optionality. We see substantial growth potential in royalty revenue from both Timok and Caserones.

EMX also saw continued strong performance from our gold royalty portfolio which is anchored by Leeville in Nevada and Gediktepe in Turkey. The Leeville royalty is a long-standing EMX asset and is now achieving year on year increases in gold production while benefitting from record setting gold prices. At Gediktepe, the royalty revenue from Q4 2023 represented a marked uptick, which was in addition to a $4M project milestone payment received by the Company in 2023. Gediktepe is a good example of diversified sources of revenue sourced not only from royalty payments, but as well as from other payments (e.g., milestone, pre-production, etc.), which are an essential element of EMX's royalty agreements and business model.

We are also excited about the progress of our advanced royalty projects, such as Diablillos in Argentina, Parks-Salyer in Arizona, and Viscaria in Sweden. Successful exploration at Diablillos increased the silver-gold resources during 2023, which led to a Pre-Feasibility Study ("PFS") and maiden reserves, including the high-grade JAC deposit, in 2024. Similarly, at the Parks-Salyer copper porphyry project, infill drilling also led to a PFS and first-time reserves (which are partially covered by EMX's royalty). Copperstone Resources has received a key permit for advancing the Viscaria copper (iron) project to initial production in 2026. These projects demonstrate the upside development optionality of our portfolio and potential new revenue sources in the future, at no further expense to EMX as a royalty holder.

Meanwhile, our royalty generation business sold copper, gold, and battery metals projects creating 20 new royalty partnerships, bringing our total to 166 royalties worldwide. Although royalty generation is by its nature early-stage, it does produce revenue from pre-production and other payments while value is created from our partners' exploration programs. The Hardshell royalty property, covering part of the Peake discovery in Arizona is an outstanding example of an EMX royalty generation project that is now being successfully explored by South32 for lead-zinc-silver and copper potential down-dip, and adjacent to South32's Taylor development project. We believe that the Company's royalty generation team punches above its weight and is one of the best at developing new opportunities in multiple commodities and jurisdictions. We are especially pleased that our royalty generation track record led to a partnership in 2023 to act upon early-stage royalty investment opportunities with industry leader Franco-Nevada.

The momentum is bullish for the mining industry, with prices thus far in 2024 on the uptrend and getting stronger. However, despite generally favorable metal prices, 2023 was a challenging year for mining equities, as sector-wide costs rose significantly faster than revenues. EMX was not immune to these industry challenges, despite seeing record revenues and increases in the value of our assets. Regardless, the Company is in a strong financial position and does not need to issue equity at low valuations. In fact, we see our equity as undervalued in light of our flagship royalty assets, as well as the significant development and exploration upside from the rest of the portfolio. There are likely no other such individual high quality royalty assets that we, nor other royalty companies, could buy today for the same discount. As such, starting in 2024, we implemented our first-ever buyback of up to five million shares of the Company. Should our share price normalize to our view of intrinsic value, we expect the buyback program to provide excellent returns to our shareholders.

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Phone: (604) 688-6390         Fax: (604) 688-1157           Web:  www.emxroyalty.com          Stock (TSX.V and NYSE):  EMX

Your company is progressing in the right direction, and we are optimistic that 2024 will follow 2023 as another exceptional year. The EMX Board of Directors and I appreciate the opportunity to provide the benefits of EMX's revenue growth and value creation with all of our shareholders in the coming year, and am thankful for your support.

Respectfully Yours,

David M. Cole

President and Chief Executive Officer

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Phone: (604) 688-6390         Fax: (604) 688-1157           Web:  www.emxroyalty.com          Stock (TSX.V and NYSE):  EMX